UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: November 2, 2012

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Number 333-178960).

This Form 6-K consists of the legal opinions which appear below.

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

October 29, 2012

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006 (collectively, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated August 29, 2012 relating to the Trigger Autocallable Optimization Securities, the Prospectus Supplement dated August 29, 2012 relating to the Trigger Autocallable Optimization Securities, the Product Supplement dated August 29, 2012 relating to the Trigger Phoenix Autocallable Optimization Securities, the Prospectus Supplement dated August 29, 2012 relating to the Trigger Phoenix Autocallable Optimization Securities, the Product Supplement dated August 29, 2012 relating to the Trigger Yield Optimization Notes, the Prospectus Supplement dated August 29, 2012 relating to the Trigger Yield Optimization Notes, the Final Terms Supplement dated October 24, 2012 relating to the GDX Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 24, 2012 relating to the HOT Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 24, 2012 relating to the AAPL1 TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 24, 2012 relating to the AAPL2 TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 24, 2012 relating to the BAC Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 24, 2012 relating to the MS Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 24, 2012 relating to the OIH Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 24, 2012 relating to the AAPL1 TYON Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 24, 2012 relating to the AAPL2 TYON Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 24, 2012 relating to the ANR Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 24, 2012 relating to the APC Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 24, 2012 relating to the BAC TYON Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 24, 2012 relating to the GNW Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 24, 2012 relating to the MET Securities (as defined in Annex A hereto) and the Final Terms Supplement dated October 24, 2012 relating to the VMW Securities (as defined in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated October 29, 2012 representing the GDX Securities, (d) the Global Security dated October 29, 2012 representing the HOT Securities, (e) the Global Security dated October 29, 2012 representing the AAPL1 TPAOS Securities, (f) the Global Security dated October 29, 2012 representing the AAPL2 TPAOS Securities, (g) the Global Security dated October 29, 2012 representing the BAC TPAOS Securities, (h) the Global Security dated October 29, 2012 representing the MS Securities, (i) the Global Security dated October 29, 2012 representing the OIH Securities, (j) the Global Security dated October 29, 2012 representing the AAPL1 TYON Securities, (k) the Global Security dated October 29, 2012 representing the AAPL2 TYON Securities, (l) the Global Security dated October 29, 2012 representing the ANR Securities, (m) the Global Security dated October 29, 2012 representing the APC Securities, (n) the Global Security dated October 29, 2012 representing the BAC TYON Securities, (o) the Global Security dated October 29, 2012 representing the GNW Securities, (p) the Global Security dated October 29, 2012 representing the MET Securities, (q) the Global Security dated October 29, 2012 representing the VMW Securities, (r) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (s) the Officers’ Certificate dated December 14, 2011, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (s) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Trigger Autocallable Optimization Securities due October 31, 2013 (Linked to the performance of the shares of Market Vectors® Gold Miners ETF) (the “GDX Securities”)	$100,000.00
Trigger Autocallable Optimization Securities due October 31, 2013 (Linked to the performance of the common stock of Starwood Hotels & Resorts Worldwide, Inc.) (the “HOT Securities”)	$148,000.00
Trigger Phoenix Autocallable Optimization Securities due October 31, 2013 (Linked to the performance of the common stock of Apple Inc.) (the “AAPL1 TPAOS Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due October 31, 2013 (Linked to the performance of the common stock of Apple Inc.) (the “AAPL2 TPAOS Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due October 31, 2013 (Linked to the performance of the common stock of Bank of America Corporation) (the “BAC TPAOS Securities”)	$125,000.00
Trigger Phoenix Autocallable Optimization Securities due October 31, 2013 (Linked to the performance of the common stock of Morgan Stanley) (the “MS Securities”)	$101,500.00
Trigger Phoenix Autocallable Optimization Securities due October 31, 2013 (Linked to the performance of the shares of Market Vectors® Oil Services ETF) (the “OIH Securities”)	$195,000.00
Trigger Yield Optimization Notes due October 29, 2013 (Linked to the performance of the common stock of Apple Inc.) (the “AAPL1 TYON Securities”)	$488,868.64
Trigger Yield Optimization Notes due October 29, 2013 (Linked to the performance of the common stock of Apple Inc.) (the “AAPL2 TYON Securities”)	$100,486.24
Trigger Yield Optimization Notes due October 29, 2013 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.) (the “ANR Securities”)	$174,989.50
Trigger Yield Optimization Notes due October 29, 2013 (Linked to the performance of the common stock of Anadarko Petroleum Corporation) (the “APC Securities”)	$119,785.80
Trigger Yield Optimization Notes due November 5, 2013 (Linked to the performance of the common stock of Bank of America Corporation) (the “BAC TYON Securities”)	$120,992.76
Trigger Yield Optimization Notes due October 29, 2013 (Linked to the performance of the common stock of Genworth Financial, Inc.) (the “GNW Securities”)	$244,975.62
Trigger Yield Optimization Notes due July 29, 2013 (Linked to the performance of the common stock of MetLife, Inc.) (the “MET Securities”)	$199,999.39
Trigger Yield Optimization Notes due October 29, 2013 (Linked to the performance of the common stock of VMware, Inc.) (the “VMW Securities”)	$174,938.14

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

October 30, 2012

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006 (collectively, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated August 29, 2012 relating to the Trigger Autocallable Optimization Securities, the Prospectus Supplement dated August 29, 2012 relating to the Trigger Autocallable Optimization Securities, the Product Supplement dated August 29, 2012 relating to the Trigger Phoenix Autocallable Optimization Securities, the Prospectus Supplement dated August 29, 2012 relating to the Trigger Phoenix Autocallable Optimization Securities, the Product Supplement dated August 29, 2012 relating to the Trigger Yield Optimization Notes, the Prospectus Supplement dated August 29, 2012 relating to the Trigger Yield Optimization Notes, the Final Terms Supplement dated October 25, 2012 relating to the AAPL TAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 25, 2012 relating to the GDX Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 25, 2012 relating to the AAPL1 TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 25, 2012 relating to the AAPL2 TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 25, 2012 relating to the BIDU Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 25, 2012 relating to the CSCO Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 25, 2012 relating to the MET Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 25, 2012 relating to the AAPL TYON Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 25, 2012 relating to the APC Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 25, 2012 relating to the GNW Securities (as defined in Annex A hereto) and the Final Terms Supplement dated October 25, 2012 relating to the X Securities (as defined in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated October 30, 2012 representing the AAPL TAOS Securities, (d) the Global Security dated October 30, 2012 representing the GDX Securities, (e) the Global Security dated October 30, 2012 representing the AAPL1 TPAOS Securities, (f) the Global Security dated October 30, 2012 representing the AAPL2 TPAOS Securities, (g) the Global Security dated October 30, 2012 representing the BIDU Securities, (h) the Global Security dated October 30, 2012 representing the CSCO Securities, (i) the Global Security dated October 30, 2012 representing the MET Securities, (j) the Global Security dated October 30, 2012 representing the AAPL TYON Securities, (k) the Global Security dated October 30, 2012 representing the APC Securities, (l) the Global Security dated October 30, 2012 representing the GNW Securities, (m) the Global Security dated October 30, 2012 representing the X Securities, (n) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (o) the Officers’ Certificate dated December 14, 2011, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (o) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Trigger Autocallable Optimization Securities due November 1, 2013 (Linked to the performance of the common stock of Apple Inc.) (the “AAPL TAOS Securities”)	$100,000.00
Trigger Autocallable Optimization Securities due November 1, 2013 (Linked to the performance of the shares of Market Vectors® Gold Miners ETF) (the “GDX Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due November 1, 2013 (Linked to the performance of the common stock of Apple Inc.) (the “AAPL1 TPAOS Securities”)	$330,000.00
Trigger Phoenix Autocallable Optimization Securities due November 1, 2013 (Linked to the performance of the common stock of Apple Inc.) (the “AAPL2 TPAOS Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due November 1, 2013 (Linked to the performance of the American depositary shares of Baidu, Inc.) (the “BIDU Securities”)	$200,000.00
Trigger Phoenix Autocallable Optimization Securities due November 1, 2013 (Linked to the performance of the common stock of Cisco Systems, Inc.) (the “CSCO Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due November 1, 2013 (Linked to the performance of the common stock of MetLife, Inc.) (the “MET Securities”)	$290,000.00
Trigger Yield Optimization Notes due November 5, 2013 (Linked to the performance of the common stock of Apple Inc.) (the “AAPL TYON Securities”)	$99,397.40
Trigger Yield Optimization Notes due July 30, 2013 (Linked to the performance of the common stock of Anadarko Petroleum Corporation) (the “APC Securities”)	$199,982.75
Trigger Yield Optimization Notes due October 30, 2013 (Linked to the performance of the common stock of Genworth Financial, Inc.) (the “GNW Securities”)	$119,996.64
Trigger Yield Optimization Notes due October 30, 2013 (Linked to the performance of the common stock of United States Steel Corporation) (the “X Securities”)	$99,984.70

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

October 31, 2012

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”), of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006 (collectively, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated February 14, 2012 relating to the Buffered Return Optimization Securities, the Product Supplement dated April 26, 2012 relating to the Buffered Return Optimization Securities, the Product Supplement dated January 25, 2012 relating to the Contingent-Return Optimization Securities, the Product Supplement dated February 28, 2012 relating to the Trigger Performance Securities, the Pricing Supplement dated October 26, 2012 relating to the SPX Securities (as defined in Annex A hereto), the Pricing Supplement dated October 26, 2012 relating to the XHB Securities (as defined in Annex A hereto), the Pricing Supplement dated October 26, 2012 relating to the RTY Securities (as defined in Annex A hereto), the Pricing Supplement dated October 29, 2012 relating to the CROS SX5E Securities (as defined in Annex A hereto), the Pricing Supplement dated October 29, 2012 relating to the TPS1 SX5E Securities (as defined in Annex A hereto), and the Pricing Supplement dated October 29, 2012 relating to the TPS2 SX5E Securities (as defined in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated October 31, 2012 representing the SPX Securities, (d) the Global Security dated October 31, 2012 representing the XHB Securities, (e) the Global Security dated October 31, 2012 representing the RTY Securities, (f) the Global Security dated October 31, 2012 representing the CROS SX5E Securities, (g) the Global Security dated October 31, 2012 representing the TPS1 SX5E Securities, (h) the Global Security dated October 31, 2012 representing the TPS2 SX5E Securities, (i) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (j) the Officers’ Certificate dated December 14, 2011, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (j) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Buffered Return Optimization Securities due October 31, 2014 (Linked to the performance of the S&P 500® Index) (the “SPX Securities”)	$3,213,480.00
Buffered Return Optimization Securities due October 31, 2014 (Linked to the performance of the shares of SPDR® S&P® Homebuilders ETF) (the “XHB Securities”)	$6,149,300.00
Contingent-Return Optimization Securities due October 31, 2014 (Linked to the performance of the Russell 2000® Index) (the “RTY Securities”)	$5,138,700.00
Contingent-Return Optimization Securities due October 31, 2014 (Linked to the performance of the EURO STOXX 50® Index) (the “CROS SX5E Securities”)	$4,798,900.00
Trigger Performance Securities due October 30, 2015 (Linked to the performance of the EURO STOXX 50® Index) (the “TPS1 SX5E Securities”)	$6,062,500.00
Trigger Performance Securities due October 31, 2017 (Linked to the performance of the EURO STOXX 50® Index) (the “TPS2 SX5E Securities”)	$9,542,000.00

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

October 31, 2012

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006 (collectively, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated August 29, 2012 relating to the Trigger Autocallable Optimization Securities, the Prospectus Supplement dated August 29, 2012 relating to the Trigger Autocallable Optimization Securities, the Product Supplement dated August 29, 2012 relating to the Trigger Phoenix Autocallable Optimization Securities, the Prospectus Supplement dated August 29, 2012 relating to the Trigger Phoenix Autocallable Optimization Securities, the Product Supplement dated August 29, 2012 relating to the Trigger Yield Optimization Notes, the Prospectus Supplement dated August 29, 2012 relating to the Trigger Yield Optimization Notes, the Final Terms Supplement dated October 26, 2012 relating to the JOY Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 26, 2012 relating to the AAPL TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 26, 2012 relating to the BAC Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 26, 2012 relating to the C Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 26, 2012 relating to the CHK Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 26, 2012 relating to the CMI Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 26, 2012 relating to the OIH Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 26, 2012 relating to the RIO Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 26, 2012 relating to the WFT1 TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 26, 2012 relating to the WFT2 TPAOS Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 26, 2012 relating to the XHB Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 26, 2012 relating to the AAPL TYON Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 26, 2012 relating to the APC1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 26, 2012 relating to the APC2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 26, 2012 relating to the FCX1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 26, 2012 relating to the FCX2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 26, 2012 relating to the GM Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 26, 2012 relating to the GNW Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 26, 2012 relating to the S1 Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 26, 2012 relating to the S2 Securities (as defined in Annex A hereto), the Final Terms Supplement dated October 26, 2012 relating to the WFT TYON Securities (as defined in Annex A hereto) and the Final Terms Supplement dated October 26, 2012 relating to the X Securities (as defined in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated October 31, 2012 representing the JOY Securities, (d) the Global Security dated October 31, 2012 representing the AAPL TPAOS Securities, (e) the Global Security dated October 31, 2012 representing the BAC Securities, (f) the Global Security dated October 31, 2012 representing the C Securities, (g) the Global Security dated October 31, 2012 representing the CHK Securities, (h) the Global Security dated October 31, 2012 representing the CMI Securities, (i) the Global Security dated October 31, 2012 representing the OIH Securities, (j) the Global Security dated October 31, 2012 representing the RIO Securities, (k) the Global Security dated October 31, 2012 representing the WFT1 TPAOS Securities, (l) the Global Security dated October 31, 2012 representing the WFT2 TPAOS Securities, (m) the Global Security dated October 31, 2012 representing the XHB Securities, (n) the Global Security dated October 31, 2012 representing the AAPL TYON Securities, (o) the Global Security dated October 31, 2012 representing the APC1 Securities, (p) the Global Security dated October 31, 2012 representing the APC2 Securities, (q) the Global Security dated October 31, 2012 representing the FCX1 Securities, (r) the Global Security dated October 31, 2012 representing the FCX2 Securities, (s) the Global Security dated October 31, 2012 representing the GM Securities, (t) the Global Security dated October 31, 2012 representing the GNW Securities, (u) the Global Security dated October 31, 2012 representing the S1 Securities, (v) the Global Security dated October 31, 2012 representing the S2 Securities, (w) the Global Security dated October 31, 2012 representing the WFT TYON Securities, (x) the Global Security dated October 31, 2012 representing the X Securities, (y) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (z) the Officers’ Certificate dated December 14, 2011, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (z) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Trigger Autocallable Optimization Securities due November 4, 2013 (Linked to the performance of the common stock of Joy Global Inc.) (the “JOY Securities”)	$1,006,000.00
Trigger Phoenix Autocallable Optimization Securities due November 4, 2013 (Linked to the performance of the common stock of Apple Inc.) (the “AAPL TPAOS Securities”)	$107,000.00
Trigger Phoenix Autocallable Optimization Securities due November 4, 2013 (Linked to the performance of the common stock of Bank of America Corporation) (the “BAC Securities”)	$182,000.00
Trigger Phoenix Autocallable Optimization Securities due November 4, 2013 (Linked to the performance of the common stock of Citigroup Inc.) (the “C Securities”)	$130,000.00
Trigger Phoenix Autocallable Optimization Securities due November 4, 2013 (Linked to the performance of the common stock of Chesapeake Energy Corporation) (the “CHK Securities”)	$107,000.00
Trigger Phoenix Autocallable Optimization Securities due November 4, 2013 (Linked to the performance of the common stock of Cummins Inc.) (the “CMI Securities”)	$106,500.00
Trigger Phoenix Autocallable Optimization Securities due November 4, 2013 (Linked to the performance of the shares of Market Vectors® Oil Services ETF) (the “OIH Securities”)	$107,000.00
Trigger Phoenix Autocallable Optimization Securities due November 4, 2013 (Linked to the performance of the American depositary shares of Rio Tinto plc) (the “RIO Securities”)	$107,000.00
Trigger Phoenix Autocallable Optimization Securities due November 4, 2013 (Linked to the performance of the common stock of Weatherford International Ltd.) (the “WFT1 TPAOS Securities”)	$180,000.00
Trigger Phoenix Autocallable Optimization Securities due November 4, 2013 (Linked to the performance of the common stock of Weatherford International Ltd.) (the “WFT2 TPAOS Securities”)	$100,000.00
Trigger Phoenix Autocallable Optimization Securities due November 4, 2013 (Linked to the performance of the shares of SPDR® S&P® Homebuilders ETF) (the “XHB Securities”)	$107,000.00
Trigger Yield Optimization Notes due October 31, 2013 (Linked to the performance of the common stock of Apple Inc.) (the “AAPL TYON Securities”)	$99,660.00
Trigger Yield Optimization Notes due October 23, 2013 (Linked to the performance of the common stock of Anadarko Petroleum Corporation) (the “APC1 Securities”)	$99,867.98
Trigger Yield Optimization Notes due May 1, 2014 (Linked to the performance of the common stock of Anadarko Petroleum Corporation) (the “APC2 Securities”)	$129,655.50

Trigger Yield Optimization Notes due May 1, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.) (the “FCX1 Securities”)	$99,980.13
Trigger Yield Optimization Notes due October 31, 2013 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.) (the “FCX2 Securities”)	$224,457.15
Trigger Yield Optimization Notes due October 31, 2013 (Linked to the performance of the common stock of General Motors Company) (the “GM Securities”)	$109,928.16
Trigger Yield Optimization Notes due October 23, 2013 (Linked to the performance of the common stock of Genworth Financial, Inc.) (the “GNW Securities”)	$277,973.00
Trigger Yield Optimization Notes due October 31, 2013 (Linked to the performance of the common stock of Sprint Nextel Corporation) (the “S1 Securities”)	$262,174.95
Trigger Yield Optimization Notes due July 31, 2013 (Linked to the performance of the common stock of Sprint Nextel Corporation) (the “S2 Securities”)	$199,995.21
Trigger Yield Optimization Notes due October 31, 2013 (Linked to the performance of the common stock of Weatherford International Ltd.) (the “WFT Securities”)	$114,917.93
Trigger Yield Optimization Notes due May 1, 2014 (Linked to the performance of the common stock of United States Steel Corporation) (the “X Securities”)	$99,997.20

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

October 31, 2012

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by J.P. Morgan Securities LLC (the “Underwriter”) of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006 (collectively, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated October 23, 2012 relating to the Capped Dual Directional Knock-Out Notes, the Pricing Supplement dated October 26, 2012 relating to the Securities, each constituting a part thereof, (b) the Indenture, (c) the Global Security dated October 31, 2012 representing the Securities, (d) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (e) the Officers’ Certificate dated December 14, 2011, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (e) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Capped Dual Directional Knock-Out Notes due November 14, 2013 (Linked to the performance of the common stock of Apple Inc.)	$2,228,000.00

[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]

November 2, 2012

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

Ladies and Gentlemen:

We have acted as special counsel to UBS AG (the “Company”) in connection with the proposed sale by the Company and purchase by UBS Financial Services, Inc. (the “Underwriter”), of debt securities being issued on the date hereof identified in Annex A to this letter (the “Securities”), pursuant to the terms of the Amended and Restated Distribution Agreement, dated November 17, 2006 (the “Agreement”), among the Company, UBS Securities LLC and the Underwriter. The Securities are being issued pursuant to the Indenture, dated as of November 21, 2000, as amended and supplemented by the First Supplemental Indenture, dated as of February 28, 2006 (collectively, the “Indenture”), between the Company and U.S. Bank Trust National Association.

In rendering the opinions set forth below, we have examined and relied upon the originals, copies or specimens, certified or otherwise identified to our satisfaction, of the Transaction Documents (as defined below) and such certificates, corporate and public records, agreements and instruments and other documents, including, among other things, the documents delivered on the date hereof, as we have deemed appropriate as a basis for the opinions expressed below. In such examination we have assumed the genuineness of all signatures, the authenticity of all documents, agreements and instruments submitted to us as originals, the conformity to original documents, agreements and instruments of all documents, agreements and instruments submitted to us as copies or specimens, the authenticity of the originals of such documents, agreements and instruments submitted to us as copies or specimens, the conformity of the text of each document filed with the Securities and Exchange Commission (the “Commission”) through the Commission’s Electronic Data Gathering, Analysis and Retrieval System to the printed document reviewed by us, the accuracy of the matters set forth in the documents, agreements and instruments we reviewed, and that such documents, agreements and instruments evidence the entire understanding between the parties and have not been amended, modified or supplemented in any manner material to the opinions expressed herein. As to matters of fact relevant to the opinions expressed herein, we have relied upon, and assumed the accuracy of, the representations and warranties contained in the Agreement and the Indenture and we have relied upon certificates and oral or written statements and other information obtained from the Company, the other parties to the transaction referenced herein, and public officials. Except as expressly set forth herein, we have not undertaken any independent investigation (including, without limitation, conducting any review, search or investigation of any public files, records or dockets) to determine the existence or absence of the facts that are material to our opinions, and no inference as to our knowledge concerning such facts should be drawn from our reliance on the representations of the Company and others in connection with the preparation and delivery of this letter.

In particular, we have examined and relied upon: (a) the Company’s Registration Statement on Form F-3 (File No. 333-178960) (the “Registration Statement”), including the Prospectus dated January 11, 2012, the Product Supplement dated January 13, 2012 relating to the Trigger Phoenix Autocallable Optimization Securities, the Product Supplement dated August 24, 2012 relating to the Trigger Phoenix Autocallable Optimization Securities, the Pricing Supplement dated October 31, 2012 relating to the AA Securities, the HIG Securities and the SBUX Securities (each, as defined in Annex A hereto) and the Pricing Supplement dated October 31, 2012 relating to the IWM and SPY Securities (as defined in Annex A hereto), each constituting a part thereof, (b) the Indenture, (c) the Global Security dated November 2, 2012 representing the AA Securities, (d) the Global Security dated November 2, 2012 representing the HIG Securities, (e) the Global Security dated November 2, 2012 representing the SBUX Securities, (f) the Global Security dated November 2, 2012 representing the IWM and SPY Securities, (g) UBS AG Group Treasurer Resolutions dated August 16, 2011, related to the establishment of the Company’s medium-term note program and (h) the Officers’ Certificate dated December 14, 2011, delivered pursuant to Section 301 of the Indenture related to the establishment of a series of debt securities of the Company entitled “Medium-Term Notes, Series A”.

Items (a) to (h) above are referred to in this letter as the “Transaction Documents”.

We have also assumed (x) the legal capacity of all natural persons and (y) (except to the extent expressly opined on herein) that all documents, agreements and instruments have been duly authorized, executed and delivered by all parties thereto, that all such parties are validly existing and in good standing under the laws of their respective jurisdictions of organization, that all such parties had the power and legal right to execute and deliver all such documents, agreements and instruments, and that such documents, agreements and instruments are legal, valid and binding obligations of such parties, enforceable against such parties in accordance with their respective terms. As used herein, “to our knowledge”, “known to us” or words of similar import mean the actual knowledge, without independent investigation, of any lawyer in our firm actively involved in the transactions contemplated by the Agreement.

We express no opinion concerning the laws of any jurisdiction other than the laws of the State of New York and applicable federal laws of the United States of America.

Based upon and subject to the foregoing, we are of the opinion that assuming the Securities have been duly authorized and executed by the Company and duly authenticated and delivered by the Trustee in the manner contemplated in the Indenture and paid for by and sold to the Underwriter pursuant to the Agreement, the Securities will be binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors’ rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity), and subject to the effect of laws that may limit the waiver of rights or benefits under or defenses with respect to applicable usury laws.

We hereby consent to the filing of this letter as an exhibit to a Current Report on Form 6-K to be incorporated by reference in the Registration Statement as it relates to the Securities. This consent is not to be construed as an admission that we are a person whose consent is required to be filed with the Registration Statement under the provisions of the Securities Act of 1933, as amended.

In addition, we disclaim any obligation to update this letter for changes in fact or law, or otherwise.

Very truly yours,

/s/ Cadwalader, Wickersham & Taft LLP

ANNEX A

Title of Securities	Aggregate Principal Amount
Trigger Phoenix Autocallable Optimization Securities due November 4, 2013 (Linked to the performance of the common stock of Alcoa Inc.) (the “AA Securities”)	$1,310,150.00
Trigger Phoenix Autocallable Optimization Securities due November 4, 2013 (Linked to the performance of the common stock of The Hartford Financial Services Group, Inc.) (the “HIG Securities”)	$3,650,200.00
Trigger Phoenix Autocallable Optimization Securities due November 4, 2013 (Linked to the performance of the common stock of Starbucks Corporation) (the “SBUX Securities”)	$3,653,880.00
Trigger Phoenix Autocallable Optimization Securities due November 2, 2017 (Linked to the least performing shares between iShares® Russell 2000 Index Fund and SPDR® S&P 500® ETF Trust) (the “IWM and SPY Securities”)	$32,718,320.00

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Managing Director

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Director

Date: 2 November 2012